UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                          AEROGROW INTERNATIONAL, INC.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                     None
                               -----------------
                                (CUSIP Number)


                               August 31, 2007
           -------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP None                        SCHEDULE 13G                    Page 2 of 9


1.  Names of Reporting Persons                 Enable Capital Management, LLC

    I.R.S. Identification Nos. of
    above persons (entities only)                                  73-1625368

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                             Delaware

   Number of    5.    Sole Voting Power                               846,000
    Shares
Beneficially    6.    Shared Voting Power                                   0
    Owned
   by Each      7.    Sole Dispositive Power                          846,000
  Reporting
   Person       8.    Shared Dispositive Power                              0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      846,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)                                             [ ]

11. Percent of Class Represented by Amount in Row (9)                    6.9%

12. Type of Reporting Person (See Instructions)                            OO


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CUSIP None                        SCHEDULE 13G                    Page 3 of 9


1.  Names of Reporting Persons                   Enable Growth Partners, L.P.

    I.R.S. Identification Nos. of
    above persons (entities only)                                  75-3030215

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                             Delaware

   Number of     5.    Sole Voting Power                              754,000
    Shares
Beneficially     6.    Shared Voting Power                                  0
    Owned
   by Each       7.    Sole Dispositive Power                         754,000
  Reporting
   Person        8.    Shared Dispositive Power                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      754,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)                                             [ ]

11. Percent of Class Represented by Amount in Row (9)                    6.2%

12. Type of Reporting Person (See Instructions)                            PN


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CUSIP None                        SCHEDULE 13G                    Page 4 of 9


1.  Names of Reporting Persons.                            Mitchell S. Levine

    I.R.S. Identification Nos. of
    above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                                                                   [ ]

    (b)                                                                   [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        United States

   Number of     5.    Sole Voting Power                              846,000
    Shares
Beneficially     6.    Shared Voting Power                                  0
    Owned
   by Each       7.    Sole Dispositive Power                         846,000
  Reporting
   Person        8.    Shared Dispositive Power                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      846,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)                                             [ ]

11. Percent of Class Represented by Amount in Row (9)                    6.9%

12. Type of Reporting Person (See Instructions)                            IN


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CUSIP None                        SCHEDULE 13G                    Page 5 of 9


Item 1(a).  Name of Issuer:

      Aerogrow International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

      6075 Longbow Drive, Suite 200
      Boulder, Colorado 80301

Item 2(a).  Names of Persons Filing:

      Enable Capital Management, LLC ("ECM")

      Enable Growth Partners, L.P. ("EGP")

      Mitchell S. Levine

Item 2(b).  Address of Principal Business Office or, if none, Residence:

      The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).  Citizenship:

      Reference is made to Item 4 of pages 2, 3, and 4, of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

      Common Stock, $0.001 par value

Item 2(e).  CUSIP Number:

      None

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      [ ] (a) Broker or dealer registered under section 15 of the Act (15
              U.S.C. 78o).

      [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15
              U.S.C. 78c).

      [ ] (d) Investment company registered under section 8 of the Investment
              Company Act of 1940 (15 U.S.C 80a-8).


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CUSIP None                        SCHEDULE 13G                    Page 6 of 9


      [ ] (e) An investment adviser in accordance with Section
              240.13d-1(b)(1)(ii)(E);

      [ ] (f) An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

      [ ] (g) A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);

      [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      [ ] (j) Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      Reference is hereby made to Items 5-9 and 11 of pages 2, 3, and 4, of this Schedule, which Items are incorporated by reference herein.

      The securities to which this Schedule relates (the "Securities") were acquired from the Issuer in a private placement (the "Private Placement"). The Securities (consisting of shares of the Issuer's common stock and warrants exercisable therefor) are owned by certain investment limited partnerships, including EGP, and other client accounts, for which ECM serves as general partner and/or investment manager. ECM, as EGP's and those other investment limited partnerships' and client accounts' general partner and/or investment manager, and Mitchell S. Levine, as managing member and majority owner of ECM, may therefore be deemed to beneficially own the Securities owned by EGP and such other investment limited partnerships and client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

      Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mitchell S. Levine is, for any other purpose, the beneficial owner of any of the Securities, and each of ECM and Mitchell S. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.


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CUSIP None                        SCHEDULE 13G                    Page 7 of 9


      Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

      The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, and 4 was derived from the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2007, in which the Issuer stated that the number of shares of its common stock outstanding as of August 1, 2007 was 11,199,581 shares. In calculating the aforementioned percentages, the reporting persons have additionally included the shares of common stock known by the reporting persons to have been issued in the Private Placement.

Item 5.	Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      ECM serves as general partner and/or investment manager to certain investment limited partnerships, including EGP, and other client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock. Other than as reported in this Schedule, no investment limited partnerships' or other clients' holdings exceed five percent of that common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

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CUSIP None                        SCHEDULE 13G                    Page 8 of 9


Item 10.  Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2007          ENABLE CAPITAL MANAGEMENT, LLC


                                   By: /s/Mitchell S. Levine
                                      ---------------------------------------
                                      Mitchell S. Levine
                                      its Managing Member


                                   ENABLE GROWTH PARTNERS, L.P.

                                   By: Enable Capital Management, LLC,
                                       its General Partner


                                       By: /s/Mitchell S. Levine
                                          -----------------------------------
                                          Mitchell S. Levine
                                          its Managing Member


                                   MITCHELL S. LEVINE


                                    /s/Mitchell S. Levine
                                   ------------------------------------------
                                   Mitchell S. Levine



                                EXHIBIT INDEX

        Exhibit A         Joint Filing Undertaking         Page 9


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CUSIP None                        SCHEDULE 13G                    Page 9 of 9



                                  EXHIBIT A

                          JOINT FILING UNDERTAKING

      The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  September 7, 2007          ENABLE CAPITAL MANAGEMENT, LLC


                                   By: /s/Mitchell S. Levine
                                      ---------------------------------------
                                      Mitchell S. Levine
                                      its Managing Member


                                   ENABLE GROWTH PARTNERS, L.P.

                                   By: Enable Capital Management, LLC,
                                       its General Partner


                                       By: /s/Mitchell S. Levine
                                          -----------------------------------
                                          Mitchell S. Levine
                                          its Managing Member


                                   MITCHELL S. LEVINE


                                    /s/Mitchell S. Levine
                                   ------------------------------------------
                                   Mitchell S. Levine